SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: October 30, 2025

List of Materials

Documents attached hereto:

Notice Regarding Adjustment of Number of Shares to Be Delivered for Restricted Stock Units under Stock Compensation Plan Due to Partial Spin-off of Financial Services Business

October 30, 2025

Sony Group Corporation

Notice Regarding Adjustment of Number of Shares to Be Delivered for Restricted Stock Units under Stock Compensation Plan Due to Partial Spin-off of Financial Services Business

Sony Group Corporation (the “Corporation”) today announced that it had decided to adjust the number of shares of its common stock to be delivered upon the vesting of restricted stock units (“RSUs”) previously granted under the Corporation’s stock compensation plan and related Company regulations (the “Number of Shares for RSU”), in accordance with the terms and conditions thereof, as set forth below. This adjustment is made in connection with the partial spin-off (the “Spin-off”) of Sony Financial Group Inc., which was a wholly-owned subsidiary of the Corporation engaged in the financial services business, completed as of October 1, 2025.

I. Adjustment of Number of Shares for RSUs

RSUs Grant Period	Number of Shares for RSUs Before Adjustment	Number of Shares for RSUs After Adjustment (Note 2)
RSUs granted on or before September 30, 2024 (Note 1)	Five (5) shares per unit	Five point one four six five (5.1465) shares per unit
RSUs granted during the period from October 1, 2024 to September 30, 2025	One (1) share per unit	One point zero two nine three (1.0293) shares per unit

(Note 1) As announced in the “Notice Regarding a Stock Split and Partial Amendment to Articles of Incorporation” dated May 14, 2024, in connection with the stock split that became effective on October 1, 2024, the Number of Shares for RSU granted on or before September 30, 2024 had been adjusted based on the split ratio (five (5) shares per share), as of October 1, 2024.

(Note 2) The actual Number of Shares for RSUs for each recipient will be calculated by multiplying the “Number of Shares for RSUs After Adjustment” by the number of RSUs held by such recipient, rounding up to the nearest whole number.

II. Effective Date

October 1, 2025

Ⅲ. Reason for Adjustment

Pursuant to the terms and conditions of the stock compensation plan and related Company regulations, the Spin-off constitutes an event upon which the Number of Shares for RSU may be adjusted.

End